SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2010, as amended. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•                        changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded Medicare reimbursement system for dialysis services;

•                        changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•                        the outcome of ongoing government investigations;

•                        the influence of private insurers and managed care organizations;

•                        the impact of recently enacted and possible future health care reforms;

•                        product liability risks;

•                        the outcome of ongoing potentially material litigation;

•                        risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•                        the impact of currency fluctuations;

•                        introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•                        changes in raw material and energy costs; and

•                        the financial stability and liquidity of our governmental and commercial payors.

Important factors that could contribute to such differences are noted in this section below and in Note 12 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2010 under “Risk Factors” and elsewhere in that report.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2010.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $69 billion worldwide market with expected annual worldwide market growth of around 4%. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants, increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced, and after the implementation of the case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

A majority of our U.S. dialysis services is paid for by the Medicare program. Medicare payments for dialysis services provided before January 1, 2011 were based on a composite rate, which included a drug add-on adjustment, case-mix adjustments, and a regional wage index adjustment. The drug add-on adjustment was established under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”) to account for differences in Medicare reimbursement for separately billable pharmaceuticals pre-MMA and the average sales price reimbursement system established by the MMA.

Until January 1, 2011 certain other items and services that we furnish at our dialysis centers were not included in the composite rate and were eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as the erythropoietin-stimulating agents EPO and Aranesp (“ESAs”), vitamin D analogs, and iron, which were reimbursed at 106% of the average sales price as reported to the Centers for Medicare and Medicaid Services (“CMS”) by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home were also reimbursed separately under a reimbursement structure comparable to the in-center composite rate.

With the enactment of the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”) in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. Under the ESRD PPS, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010 initial ESRD PPS base reimbursement rate is set at $229.63 per dialysis treatment (representing 98% of the estimated 2011 Medicare program costs of dialysis care as calculated under the prior reimbursement system). The base ESRD PPS payment is subject to case mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training, (iv) wage-related costs in the geographic area in which the provider is located and (v) transition adjustments to ensure a budget-neutral transition to the new reimbursement system (the “Transition Adjusters”). For 2011, CMS initially implemented a negative 3.1% adjustment to the base payment to ensure a budget-neutral transition, based on CMS’s assumption that only 43% of dialysis facilities would fully opt into the ESRD PPS in 2011. This adjustment was subsequently eliminated effective April 1, 2011 for the remainder of 2011 because CMS had underestimated the number of providers that would opt out of the transition payments. No other Transition Adjusters are scheduled for 2011. On November 2, 2011, CMS confirmed the elimination of the Transition Adjustor for 2012.

Beginning in 2012, the ESRD PPS payment amount will be subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. CMS will implement a 2.1% productivity adjusted market basket increase for 2012 which results in an ESRD PPS base reimbursement rate of $234.45 per dialysis treatment. In addition, the ESRD PPS’s pay-for-performance standards, also known as the quality improvement program or QIP, focusing in the first year on anemia management and dialysis adequacy, will be fully implemented effective January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period. CMS changed the QIP performance measures for 2013 by retiring the lower level of the anemia management range and equally weighting the upper level of such range and hemodialysis adequacy. For 2014, CMS has adopted four new measures to determine whether dialysis patients are receiving high quality care. The proposed new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers could elect in November 2010 to become fully subject to the new system starting in January 2011. Nearly all of our U.S. dialysis facilities have elected to be fully subject to the ESRD PPS effective January 1, 2011.

The ESRD PPS has resulted in lower reimbursement rates on average. Our strategy to mitigate the impact of the ESRD PPS includes three broad measures. First, we worked with other providers, CMS and the U.S. Congress toward favorably revising the calculation of the Transition Adjuster for 2011. Effective April 1, 2011 CMS eliminated the Transition Adjuster for the remainder of the year and no Transition Adjuster is scheduled for 2012. Second, we are working with medical directors and treating physicians to make protocol changes used in treating patients and are negotiating pharmaceutical acquisition cost savings. Finally, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA will implement broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies starting in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect modest favorable impact from ACA’s integrated care and commercial insurance consumer protection provisions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in corporate by Global Manufacturing Operations. This is a change from prior periods, when these services were managed within the regions. The business segment information in the following table has been adjusted accordingly. In addition, certain revenues, acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
	(in millions)		(in millions)
Total revenue
North America	$2,052	$2,073	$6,061	$6,062
International	1,187	987	3,405	2,828
Corporate	5	–	13	–
Totals	3,244	3,060	9,479	8,890

Inter-segment revenue
North America	2	2	6	4
International	–	–	–	–
Totals	2	2	6	4

Total net revenue
North America	2,050	2,071	6,055	6,058
International	1,187	987	3,405	2,828
Corporate	5	–	13	–
Totals	3,242	3,058	9,473	8,886

Amortization and depreciation
North America	66	63	201	190
International	44	36	128	106
Corporate	31	25	85	73
Totals	141	124	414	369

Operating income
North America	375	374	1,035	1,014
International	205	156	579	480
Corporate	(46)	(37)	(126)	(109)
Totals	534	493	1,488	1,385

Interest income	17	5	43	19
Interest expense	(85)	(75)	(257)	(225)
Income tax expense	(163)	(153)	(436)	(410)
Net Income	303	270	838	769
Less: Net Income attributable to noncontrolling interests	(24)	(22)	(77)	(62)
Net Income attributable to FMC-AG & Co. KGaA	$279	$248	$761	$707

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Three months ended September 30, 2011 compared to three months ended September 30, 2010

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
			Change in %
	For the three months ended			at constant
	September 30,		as	exchange
	2011	2010	reported	rates

Number of treatments	8,896,904	8,149,551	9%
Same market treatment growth in %	4.1%	4.7%
Revenue in $ million	3,242	3,058	6%	4%
Gross profit as a % of revenue	35.6%	34.5%
Selling, general and administrative costs as a % of revenue	18.5%	17.7%
Net income attributable to FMC-AG & Co. KGaA in $ million	279	248	13%

Treatments increased by 9% for the third quarter of 2011 as compared to the same period in 2010. The increase is due to contributions from acquisitions (5%) and same market treatment growth (4%).

At September 30, 2011, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,874 clinics compared to 2,703 clinics at September 30, 2010. During the third quarter of 2011, we acquired 15 clinics, opened 25 clinics and combined or closed 4 clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 9% to 228,239 at September 30, 2011 from 210,191 at September 30, 2010. Including 22 clinics managed but not consolidated in the U.S., the total number of patients was 229,626.

Net revenue increased by 6% (4% at constant exchange rates) for the third quarter of 2011 over the comparable period in 2010, due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue increased by 4% (3% at constant exchange rates) to $2,425 million for the third quarter of 2011 from $2,321 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%) and a positive effect from exchange rate fluctuations (1%), partially offset by decreases in revenue per treatment (4%).

Dialysis product revenue increased by 11% (5% at constant exchange rates) to $817 million from $737 million in the same period of 2010, driven by increased sales of peritoneal dialysis products, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of machines, dialyzers, solutions and concentrates, and bloodlines. This was partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin reflects an increase in gross profit margin for both North America and International. The increase in North America was due to cost savings in pharmaceuticals mainly driven by changes in anemia management protocols and a positive impact from a royalty adjustment for Venofer® in the third quarter of 2011 as compared to the same period in 2010, partially offset by the effect of a lower revenue rate attributable to the ESRD PPS and higher personnel expenses. The increase in the International segment was due to the positive effect of manufacturing variances and business growth in Asia-Pacific.

Selling, general and administrative (“SG&A”) expenses increased to $598 million in the third quarter of 2011 from $540 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.5% for the third quarter of 2011 in comparison with 17.7% during the same period of 2010 as a result of an increase in North America due to a lower revenue rate due to the ESRD PPS and higher bad debt expense as well as higher freight and distribution expenses as a result of higher fuel costs and freight volume.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Bad debt expense for the third quarter of 2011 was $65 million as compared to $49 million for the same period of 2010, representing 2.0% and 1.6% of sales for the third quarters of 2011 and 2010, respectively.

R&D expenses increased to $28 million in the third quarter of 2011 as compared to $23 million in the same period in 2010 as a result of increased spending for research in the field of sorbent-based technology.

Income from equity method investees increased to $6 million for the third quarter of 2011 from $2 million for the same period of 2010 due to the income from Vifor-Fresenius Medical Care Renal Pharma Ltd. (“Vifor”), our renal pharmaceuticals joint venture.

Operating income increased to $534 million in the third quarter of 2011 from $493 million for the same period in 2010. Operating income margin increased to 16.5% for the third quarter of 2011 from 16.1% for the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees, partially offset by the increased SG&A expenses as a percentage of revenue as noted above and increased R&D expenses.

Interest expense increased by 13% to $85 million for the third quarter of 2011 from $75 million for the same period in 2010 mainly as a result of increased debt, partially offset by lower interest rates driven by fewer interest rate swaps at relatively high rates. Interest income increased to $17 million for the third quarter of 2011 from $5 million for the same period in 2010 as a result of interest on notes issued to us by a related party in the first quarter of 2011, see Note 2, “Acquisitions” in our Consolidated Financial Statements included in this Report.

Income tax expense increased to $163 million for the third quarter of 2011 from $153 million for the same period in 2010. The effective tax rate decreased to 35.0% from 36.2% for the same period of 2010 as a result of higher tax benefits related to internal financing as well as higher tax-free income from equity method investments.

Net income attributable to FMC-AG & Co. KGaA for the third quarter of 2011 increased to $279 million from $248 million for the same period in 2010 as a result of the combined effects of the items discussed above.

We employed 77,825 people (full-time equivalents) as of September 30, 2011 compared to 72,812 as of September 30, 2010, an increase of 6.9%, primarily due to overall growth in our business and acquisitions.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the three months ended September 30,
	2011	2010	Change in %
Number of treatments	5,489,224	5,281,436	4%
Same market treatment growth in %	2.9%	4.3%
Revenue in $ million	2,050	2,071	(1)%
Depreciation and amortization in $ million	66	63	4%
Operating income in $ million	375	374	0%
Operating income margin in %	18.3%	18.1%

Revenue

Treatments increased by 4% for the third quarter of 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). At September 30, 2011, 140,422 patients (a 3% increase over the same period in the prior year) were being treated in the 1,838 clinics that we own or operate in the North America segment, compared to 135,746 patients treated in 1,796 clinics at

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

September 30, 2010. Average North America revenue per treatment was $337 for the third quarter of 2011 and $351 for the same period in 2010. In the U.S., the average revenue per treatment was $345 for the third quarter of 2011 in comparison to $359 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS, changes in the anemia management protocols, and commercial payor mix.

Net revenue for the North America segment for the third quarter of 2011 decreased in comparison to the same period of 2010 as a result of a 1% decrease in dialysis care revenue to $1,846 million from $1,863 million in the same period of 2010 as well as a 2% decrease in dialysis product revenue to $204 million from $208 million in the third quarter of 2010.

The dialysis care revenue decrease was driven by decreases in revenue per treatment (5%), partially offset by same market treatment growth (3%) and contributions from acquisitions (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, partially offset by increased sales of hemodialysis products.

Operating Income

Operating income increased to $375 million for the third quarter of 2011 from $374 million for the same period in 2010. Operating income margin increased to 18.3% for the third quarter of 2011 from 18.1% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S to $279 for the third quarter of 2011 from $289 in the same period of 2010 as a result of cost savings in pharmaceuticals mainly driven by changes in anemia management protocols, a positive impact from a royalty adjustment for Venofer® in the third quarter of 2011 and higher income from equity method investees due to income from the Vifor joint venture. This was partially offset by the effects of the ESRD PPS and higher bad debt expense. Cost per treatment for North America decreased to $274 for the third quarter of 2011 from $284 in the same period of 2010.

International Segment

	Key Indicators for International Segment
	For the three months ended		Change in %
	September 30,		as	at constant
	2011	2010	reported	exchange rates
Number of treatments	3,407,680	2,868,115	19%
Same market treatment growth in %	6.5%	5.6%
Revenue in $ million	1,187	987	20%	13%
Depreciation and amortization in $ million	44	36	25%
Operating income in $ million	205	156	31%
Operating income margin in %	17.3%	15.8%

Revenue

Treatments increased by 19% in the third quarter of 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (6%). As of September 30, 2011, 87,817 patients (an 18% increase over the same period of the prior year) were being treated at 1,036 clinics that we own, operate or manage in the International segment compared to 74,445 patients treated at 907 clinics at September 30, 2010. Average revenue per treatment for the third quarter of 2011 increased to $170 in comparison with $160 for the same period of 2010 due to the strengthening of local currencies against the U.S. dollar ($9) as well as increased reimbursement rates and changes in country mix ($1).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Net revenues for the International segment for the third quarter of 2011 increased by 20% (13% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Acquisitions during the period contributed 7% mainly due to the acquisitions of International Dialysis Centers (“IDC”) and Asia Renal Care (“ARC”), organic growth during the period was 6%, and the positive effect of exchange rate fluctuations contributed 7%.

Including the effects of acquisitions, European region revenue increased 20% (12% increase at constant exchange rates), Latin America region revenue increased 23% (20% increase at constant exchange rates), and Asia-Pacific region revenue increased 19% (10% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the third quarter of 2011 by 26% (20% increase at constant exchange rates) to $579 million from $458 million in the same period of 2010. This increase is a result of contributions from acquisitions (12%) and same market treatment growth (6%), as well as increases in revenue per treatment (2%). The positive effect of exchange rate fluctuations was 6%.

Total dialysis product revenue for the third quarter of 2011 increased by 15% (7% increase at constant exchange rates) to $608 million from $529 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis products, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, solutions and concentrates, machines and products for acute care treatments as well as bloodlines. Exchange rate fluctuations contributed 8%.

Operating Income

Operating income increased by 31% to $205 million for the third quarter of 2011 from $156 million for the same period in 2010. Operating income margin increased to 17.3% for the third quarter of 2011 from 15.8% for the same period in 2010 due to favorable foreign exchange effects and a positive effect from manufacturing variances and business growth in Asia-Pacific.

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
			Change in %
	For the nine months ended			at constant
	September 30,		as	exchange
	2011	2010	reported	rates
Number of treatments	25,456,219	23,407,699	9%
Same market treatment growth in %	4.1%	4.4%
Revenue in $ million	9,473	8,886	7%	4%
Gross profit as a % of revenue	35.0%	34.1%
Selling, general and administrative costs as a % of revenue	18.6%	17.8%
Net income attributable to FMC- AG & Co. KGaA in $ million	761	707	8%

Treatments increased by 9% for the nine months ended September 30, 2011 as compared to the same period in 2010. Growth from acquisitions contributed 5% and same market treatment growth contributed 4%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Net revenue increased by 7% (4% at constant exchange rates) for the nine months ended September 30, 2011 over the comparable period in 2010 due to growth in both dialysis care and dialysis products revenues.

Dialysis care revenue increased by 5% to $7,072 million (4% at constant exchange rates) in the nine-month period ended September 30, 2011 from $6,716 million in the same period of 2010, mainly due to growth in same market treatments (4%), contributions from acquisitions (3%) and the positive effect from exchange rate fluctuations (1%), partially offset by decreases in revenue per treatment (2%) and the effect of closed or sold clinics (1%).

Dialysis product revenue increased by 11% to $2,401 million (increased by 5% at constant exchange rates) from $2,170 million in the same period of 2010, driven by increased sales of peritoneal dialysis products as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments, solutions and concentrates, machines and bloodlines, partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin mostly reflects an increase in gross profit margin in North America. The increase in North America was due to cost savings in pharmaceuticals mainly driven by changes in anemia management protocols in the first nine months of 2011 as compared to the same period in 2010, partially offset by the effect of a lower revenue rate attributable to the ESRD PPS and higher personnel expenses.

SG&A expenses increased to $1,764 million in the nine-month period ended September 30, 2011 from $1,584 million in the same period of 2010. SG&A expenses as a percentage of sales increased to 18.6% in the first nine months of 2011 from 17.8% in the same period of 2010 as a result of an increase in the North America segment due to a lower revenue rate due to the ESRD PPS and higher freight and distribution expenses as a result of higher fuel costs and freight volume, partially offset by lower personnel expenses. Bad debt expense for the nine-month period ended September 30, 2011 was $175 million as compared to $165 million for the same period of 2010, representing 1.8% and 1.9% of sales for the nine-month periods ended September 30, 2011 and 2010.

Research and development (“R&D”) expenses increased to $81 million in the nine-month period ended September 30, 2011 as compared to $67 million in the same period in 2010 due to the first-time consolidation of a second quarter 2010 acquisition.

Income from equity method investees increased to $22 million for the nine months ended September 30, 2011 from $5 million for the same period of 2010 due to the income from the Vifor renal pharmaceuticals joint venture.

Operating income increased to $1,488 million in the nine-month period ended September 30, 2011 from $1,385 million for the same period in 2010. Operating income margin increased to 15.7% for the nine-month period ended September 30, 2011 as compared to 15.6% for the same period in 2010 as a result of the increase in gross profit margin as noted above and the increase in income from equity method investees as a percentage of revenue as noted above, partially offset by the increased SG&A expenses as a percentage of revenue as noted above.

Interest expense increased by 14% to $257 million for the nine months ended September 30, 2011 from $225 million for the same period in 2010 mainly as a result of increased debt, partially offset by lower interest rates driven by fewer interest rate swaps at relatively high rates. Interest income increased to $43 million for the nine months ended September 30, 2011 from $19 million for the same period in 2010 as a result of interest on notes issued to us by a related party in the first quarter of 2011, see Note 2, “Acquisitions” in our Consolidated Financial Statements included in this Report.

Income tax expense increased to $436 million for the nine-month period ended September 30, 2011 from $410 million for the same period in 2010. The effective tax rate decreased to 34.2% from 34.7% for the same period of 2010, as a result of higher tax benefits related to internal financing as well as higher tax free joint venture income and an increase in non-taxable noncontrolling interests in North America. This was partially offset by the release in the second quarter of 2010 of a $10 million valuation allowance on deferred taxes for net operating losses due to changes in activities of the respective entities.

Net income attributable to FMC-AG & Co. KGaA for the nine months ended September 30, 2011 increased to $761 million from $707 million for the same period in 2010 as a result of the combined effects of the items discussed above.

The following discussions pertain to our business segments and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

North America Segment

	Key Indicators for North America Segment
	For the nine months ended September 30,
	2011	2010	Change in %
Number of treatments	16,110,384	15,505,111	4%
Same market treatment growth in %	3.3%	4.3%
Revenue in $ million	6,055	6,058	0%
Depreciation and amortization in $ million	201	190	6%
Operating income in $ million	1,035	1,014	2%
Operating income margin in %	17.1%	16.7%

Revenue

Treatments increased by 4% for the nine months ended September 30, 2011 as compared to the same period in 2010 mostly due to same market growth (3%) and contributions from acquisitions (1%). Average North America revenue per treatment was $339 for the nine months ended September 30, 2011 and $349 in the same period in 2010. In the U.S., the average revenue per treatment was $347 for the nine months ended September 30, 2011 and $357 for the same period in 2010. The decrease was mainly attributable to the effect of the implementation of the ESRD PPS and changes in anemia management protocols, partially offset by improvements in commercial payor mix.

Net revenue for the North America segment for the first nine months of 2011 decreased  as a result of a decrease in dialysis product revenue to $599 million from $617 million in the same period of 2010, partially offset by a slight increase in dialysis care revenue to $5,456 million from $5,441 million in the first nine months of 2010.

The slight dialysis care revenue increase was driven by same market treatment growth (3%) and contributions from acquisitions (1%) offset by decreases in revenue per treatment (3%) and the effect of closed or sold clinics (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals, partially offset by increased sales of hemodialysis and peritoneal dialysis products.

Operating Income

Operating income increased to $1,035 million for the nine-month period ended September 30, 2011 from $1,014 million for the same period in 2010. Operating income margin increased to 17.1% for the nine months ended September 30, 2011 from 16.7% for the same period in 2010, primarily due to a decrease in cost per treatment in the U.S. to $283 for the first nine months of 2011 from $292 in the same period of 2010 as a result of cost savings in pharmaceuticals mainly driven by changes in anemia management protocols and higher income from equity method investees due to the income from the Vifor renal pharmaceuticals joint venture, partially offset by the effect of ESRD PPS as well as higher personnel expenses and higher freight and distribution costs as a result of increases in fuel costs. Cost per treatment for North America decreased to $277 for the first nine months of 2011 from $286 in the same period of 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

International Segment

	Key Indicators for International Segment
			Change in %
	For the nine months ended			at constant
	September 30,			exchange
	2011	2010	as reported	rates
Number of treatments	9,345,835	7,902,588	18%
Same market treatment growth in %	5.8%	4.8%
Revenue in $ million	3,405	2,828	20%	14%
Depreciation and amortization in $ million	128	106	21%
Operating income in $ million	579	480	21%
Operating income margin in %	17.0%	17.0%

Revenue

Treatments increased by 18% in the nine months ended September 30, 2011 over the same period in 2010 mainly due to contributions from acquisitions (13%) and same market growth (6%), partially offset by the effect of sold or closed clinics (1%). Average revenue per treatment for the nine months ended September 30, 2011 increased to $173 in comparison with $161 for the same period of 2010 due to the strengthening of local currencies against the U.S. dollar ($9) as well as the increased reimbursement rates and changes in the country mix ($3).

Net revenues for the International segment for the nine-month period ended September 30, 2011 increased by 20% (14% increase at constant exchange rates) as compared to the same period in 2010 as a result of increases in both dialysis care and dialysis product revenues. Organic growth during the period was 7%, acquisitions during the period contributed 7% mainly due to the acquisitions of IDC and ARC, and the positive effect of exchange rate fluctuations contributed 6%.

Including the effects of acquisitions, European region revenue increased 17% (11% increase at constant exchange rates), Latin America region revenue increased 20% (16% increase at constant exchange rates), and Asia-Pacific region revenue increased 30% (21% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first nine months of 2011 by 27% (20% increase at constant exchange rates) to $1,616 million from $1,275 million in the same period of 2010. This increase is a result of contributions from acquisitions (11%) and same market treatment growth (6%), as well as increases in revenue per treatment (3%) and the positive effect of exchange rate fluctuations (7%).

Total dialysis product revenue for the nine-month period ended September 30, 2011 increased by 15% (8% increase at constant exchange rates) to $1,789 million from $1,553 million in the same period of 2010. The increase in product revenue was driven by increased sales of peritoneal dialysis products, mainly as a result of the acquisition of the Gambro peritoneal dialysis business, and hemodialysis products, especially of dialyzers, products for acute care treatments and solutions and concentrates as well as bloodlines and machines. Exchange rate fluctuations contributed 7%.

Operating Income

Operating income increased by 21% to $579 million for the nine-month period ended September 30, 2011 from $480 million for the same period in 2010. Operating income margin remained constant at 17.0% for the nine-month periods ended September 30, 2011 and 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Liquidity and Capital Resources

Nine months ended September 30, 2011 compared to nine months ended September 30, 2010

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At September 30, 2011, we had cash and cash equivalents of $396 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 6, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In the first nine months of 2011 and 2010, we generated net cash from operations of $950 million and $1,027 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The decrease in the first nine months of 2011 versus 2010 was mainly a result of an increase in days of inventory on hand, a cash outflow from hedging related to intercompany financing and decreases in liabilities.

The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended September 30, 2011, approximately 31% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced and, after the implementation of the new ESRD PPS in the U.S., also expect in the future generally stable reimbursements for our dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. See “Overview” above for a discussion of recent Medicare reimbursement rate changes including provisions for implementation of the ESRD PPS for dialysis services provided after January 1, 2011. See the discussion of the operations of our North America segment under “Results of Operations,” above, for information regarding the effects of the new ESRD PPS on our average revenue per treatment in the U.S.

Our working capital, which is defined as current assets less current liabilities, was $1,896 million at September 30, 2011 which increased from $1,363 million at December 31, 2010, mainly as a result of the repayment of the Trust Preferred Securities on June 15, 2011 (see Note 10), a decrease in short-term borrowings due to the repayment of the accounts receivable facility, and increases in accounts receivable, prepaid expenses and inventories, partially offset by the reclassification of a portion of Term Loan B from noncurrent to current liabilities, increases in short-term borrowings from related parties and accrued expenses, as well as a decrease in cash. Our ratio of current assets to current liabilities was 1.5 at September 30, 2011.

We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issuance of debt securities. We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility to meet our needs for the foreseeable future. In addition, when funds are required for acquisitions, such as those described below under “Subsequent Events – Acquisitions”, or to meet other needs, we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see “Financing” below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010 accounts receivable under some countries’ legal systems and due to the economic conditions in some countries. Accounts receivable balances at September 30, 2011 and December 31, 2010, net of valuation allowances, represented days sales outstanding (“DSO”) of approximately 80 and 76, respectively.

DSO by segment is calculated by dividing the segment’s accounts receivable, as converted to U.S. Dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales of the last twelve months for that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	September 30,	December 31,
	2011	2010
North America days sales outstanding	55	54
International days sales outstanding	118	116
FMC-AG & Co. KGaA average days sales outstanding	80	76

DSO increased by 4 days between December 31, 2010 and September 30, 2011 as a result of stronger growth in the business of the International segment, which traditionally has a high DSO level, as compared to our North America business. DSO increased in the North America segment between December 31, 2010 and September 30, 2011 as a result of the seasonality of our Mexican operations. DSO for the International segment increased between December 31, 2010 and September 30, 2011, reflecting slight payment delays, particularly in countries with budget deficits. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International segment in the immediate future.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. We have protested the disallowed deductions and will avail ourselves of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in our financial statements.

For the tax year 1997, we recognized an impairment of one of our subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. We have filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, we reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in the fourth quarter of 2011.

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010 we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 12 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies - Legal Proceedings – Commercial Litigation”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 12 “Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation” in our Consolidated Financial Statements included in this Report. The payment obligation is not interest-bearing.

If the potential additional tax payments discussed above and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our senior credit agreement and other sources of liquidity will be sufficient to satisfy all such obligations if and when they come due.

Investing

We used net cash of $1,551 million and $709 million in investing activities in the nine-month periods ended September 30, 2011 and 2010, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $380 million and $339 million in the first nine months of 2011 and 2010, respectively. In the first nine months of 2011, capital expenditures were $171 million in the North America segment, $114 million for the International segment and $95 million at Corporate. Capital expenditures in the first nine months of 2010 were $148 million in the North America segment, $107 million for the International segment and $84 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in North America and Germany and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% of total revenue in the first nine months of 2011 and 2010.

We invested approximately $1,171 million cash in the first nine months of 2011, primarily through the acquisition of International Dialysis Centers, the dialysis service business of Euromedic International (see Note 2, “Acquisitions”), loans provided to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., a provider of dialysis services, (see Note 2, “Acquistions” in our Consolidated Financial Statements included in this Report) and investments in majority owned joint ventures ($772 million in the International segment, $394 million in the North America segment, and $5 million at Corporate), as compared to $247 million cash in the same period of 2010 ($52 million in the North America segment, $189 million in the International segment and $6 million at Corporate). In addition, we invested $131 million (€100 million) in short-term investments with banks during the first nine months of 2010. There were no divestitures in the first nine months of 2011. We received $8 million in conjunction with divestitures in the first nine months of 2010.

We anticipate capital expenditures of 5% of revenues and expect to make acquisitions of approximately $1.9 billion in 2011, including all acquisitions to date, see the Notes to Consolidated Financial Statements included in the report. See “Outlook” below.

Financing

Net cash provided by financing was $444 million in the first nine months of 2011 compared to net cash used in financing of $51 million in the first nine months of 2010, respectively.

In the nine-month period ended September 30, 2011, cash was provided by the issuance of senior notes, short-term borrowings and short-term borrowings from related parties, partially offset by repayment of long-term debt, the repayment of the Trust Preferred Securities, repayment of the accounts receivable facility, and the payment of dividends. For further information on the issuance of senior notes in 2011, see below. In the first nine months

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010 of 2010, cash was mainly used to reduce borrowings under our credit facilities and to pay dividends. This was partially offset by the issuance of the €250 million of 5.50% Senior Notes in January 2010 and drawings under the accounts receivable facility.

On October 17, 2011, our wholly-owned subsidiary, FMC Finance VIII S.A. (“Finance VIII”), issued €100 million aggregate principal amount ($138 million at date of issuance) of floating rate senior unsecured notes (the “Floating Rate Senior Notes”) at par, with an interest rate of three month EURIBOR plus 350 basis points. The notes are due October 15, 2016. We will use the net proceeds of approximately $136 for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement, and for general corporate purposes. The Floating Rate Senior Notes are guaranteed on a senior basis jointly and severally by us, and by FMCH and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”).

On September 14, 2011, our wholly-owned subsidiaries, Fresenius Medical Care US Finance II, Inc. (“US Finance II”) and Finance VIII, issued $400 million and €400 million ($549 million at date of issuance) aggregate principal amount of 6.50% Dollar-denominated Senior Notes and 6.50% Euro-denominated Senior Notes, respectively. Both the 6.50% Dollar-denominated Senior Notes and 6.50% Euro-denominated Senior Notes had an issue price of 99.623%, a yield to maturity of 6.75% and are due on September 15, 2018. Net proceeds of approximately $927 million were used for acquisitions, including the acquisition of American Access Care in October 2011, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement and under our A/R facility, and for general corporate purposes. The 6.50% Dollar-denominated Senior Notes and the 6.50% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by us and the Guarantor Subsidiaries.

On August 18, 2011, we renewed our accounts receivable facility until July 31, 2014 and increased available borrowings under the facility from $700 million to $800 million.

On May 13, 2011, we paid a dividend with respect to 2010 of €0.65 per ordinary share (for 2009 paid in 2010: €0.61) and €0.67 per preference share (for 2009 paid in 2010: €0.63). The total dividend payment was €197 million ($281 million) in 2011 compared to €183 million ($232 million) in 2010.

On February 3, 2011, our wholly owned subsidiaries, Fresenius Medical Care US Finance, Inc. and FMC Finance VII S.A., issued $650 million and €300 million (approximately $412 million at the date of issuance) of 5.75% Senior Notes and 5.25% Senior Notes, respectively. The 5.75% Senior Notes had an issue price of 99.060% and a yield to maturity of 5.875%. The 5.25% Senior Notes were issued at par. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. Net proceeds were used to repay indebtedness outstanding under our accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments for our recent acquisition of International Dialysis Centers, and for general corporate purposes to support our renal dialysis products and services business. Both the 5.75% and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by us and the Guarantor Subsidiaries.

Non-U.S. GAAP Measures

Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on its revenue from period to period. However, we also believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $1,902 million, 20.1% of revenues for the nine-month period ended September 30, 2011, and $1,754 million, 19.7% of revenues for the same period of 2010. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three and nine months ended September 30, 2011 and 2010

Reconciliation of measures for consolidated totals

	For the nine months ended September 30,
	2011	2010
	($ in millions)
Total EBITDA	$1,902	$1,754
Interest expense (net of interest income)	(214)	(206)
Income tax expense, net	(436)	(410)
Change in deferred taxes, net	30	16
Changes in operating assets and liabilities	(353)	(143)
Stock compensation expense	22	20
Other items, net	(1)	(4)
Net cash provided by (used in) operating activities	$950	$1,027

Balance Sheet Structure

Total assets as of September 30, 2011 increased to $18.6 billion compared to $17.1 billion at December 31, 2010. Current assets as a percent of total assets remained constant at 30% at September 30, 2011 and December 31, 2010. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 42% at September 30, 2011 from 44% at December 31, 2010.

Outlook

We confirm our outlook for the full year 2011 as depicted in the table below:

2011
($ in millions)
Net Revenues	> $13,000
Net Income attributable to FMC-AG & Co. KGaA	$1,070 - $1,090
Debt/EBITDA	< 3.0x
Capital Expenditures in % of revenue	~ 5%
Acquisitions	~ $1,900

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Net revenue:
Dialysis Care	$2,425,092	$2,321,175	$7,071,971	$6,716,280
Dialysis Products	816,999	736,930	2,400,560	2,170,153
	3,242,091	3,058,105	9,472,531	8,886,433

Costs of revenue:
Dialysis Care	1,680,506	1,611,780	4,998,099	4,708,110
Dialysis Products	407,746	391,847	1,163,567	1,147,945
	2,088,252	2,003,627	6,161,666	5,856,055

Gross profit	1,153,839	1,054,478	3,310,865	3,030,378

Operating (income) expenses:
Selling, general and administrative	598,433	540,291	1,764,361	1,583,612
Research and development	27,612	22,794	80,544	67,256
Income from equity method investees	(5,940)	(1,857)	(22,402)	(5,484)
Operating income	533,734	493,250	1,488,362	1,384,994

Other (income) expense:
Interest income	(16,882)	(4,719)	(42,882)	(18,802)
Interest expense	84,955	75,086	257,124	224,818
Income before income taxes	465,661	422,883	1,274,120	1,178,978
Income tax expense	162,797	152,904	436,057	409,507
Net income	302,864	269,979	838,063	769,471
Less: Net income attributable to noncontrolling interests	23,609	22,191	77,346	62,298
Net income attributable to FMC-AG & Co. KGaA	$279,255	$247,788	$760,717	$707,173
Basic income per ordinary share	$0.92	$0.82	$2.51	$2.35
Fully diluted income per ordinary share	$0.92	$0.82	$2.50	$2.35

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Net Income	$302,864	$269,979	$838,063	$769,471
Gain (loss) related to cash flow hedges	(91,450)	(20,353)	(89,321)	(93,304)
Actuarial gains (losses) on defined benefit pension plans	2,111	1,251	5,676	3,661
Gain (loss) related to foreign currency translation	(273,089)	230,723	(106,731)	(79,183)
Income tax benefit (expense) related to components of other comprehensive income	37,302	2,980	28,455	22,132
Other comprehensive income (loss), net of tax	(325,126)	214,601	(161,921)	(146,694)
Total comprehensive income	$(22,262)	$484,580	$676,142	$622,777
Comprehensive income attributable to noncontrolling interests	21,787	24,228	76,549	63,435
Comprehensive income attributable to FMC-AG & Co. KGaA	$(44,049)	$460,352	$599,593	$559,342

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

At September 30, 2011 and December 31, 2010 (in thousands, except share data)

	September 30,	December 31,
	2011	2010
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$395,945	$522,870
Trade accounts receivable less allowance for doubtful accounts of $280,745 in 2011 and $277,139 in 2010	2,803,099	2,573,258
Accounts receivable from related parties	113,493	113,976
Inventories	928,333	809,097
Prepaid expenses and other current assets	967,175	783,231
Deferred taxes	379,654	350,162
Total current assets	5,587,699	5,152,594
Property, plant and equipment, net	2,585,567	2,527,292
Intangible assets	755,468	692,544
Goodwill	8,729,880	8,140,468
Deferred taxes	90,956	93,168
Investment in equity method investees	330,016	250,373
Other assets and notes receivable	545,159	238,222
Total assets	$18,624,745	$17,094,661

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$430,759	$420,637
Accounts payable to related parties	112,031	121,887
Accrued expenses and other current liabilities	1,725,888	1,537,423
Short-term borrowings and other financial liabilities	161,407	670,671
Short-term borrowings from related parties	88,734	9,683
Current portion of long-term debt and capital lease obligations	974,220	263,982
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	625,549
Income tax payable	170,953	117,542
Deferred taxes	27,969	22,349
Total current liabilities	3,691,961	3,789,723
Long-term debt and capital lease obligations, less current portion	5,486,753	4,309,676
Other liabilities	242,807	294,015
Pension liabilities	204,867	190,150
Income tax payable	176,010	200,581
Deferred taxes	607,083	506,896
Total liabilities	10,409,481	9,291,041
Noncontrolling interests subject to put provisions	313,147	279,709
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,965,191 issued and outstanding	4,451	4,440
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 299,673,007 issued and outstanding	370,986	369,002
Additional paid-in capital	3,395,652	3,339,781
Retained earnings	4,338,148	3,858,080
Accumulated other comprehensive (loss) income	(355,169)	(194,045)
Total FMC-AG & Co. KGaA shareholders’ equity	7,754,068	7,377,258
Noncontrolling interests not subject to put provisions	148,049	146,653
Total equity	7,902,117	7,523,911
Total liabilities and equity	$18,624,745	$17,094,661

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

For the nine months ended September 30, 2011 and 2010

(unaudited)

(in thousands)

	For the nine months ended September 30,
	2011	2010
Operating Activities:
Net income	$838,063	$769,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	413,695	369,324
Change in deferred taxes, net	29,721	16,346
(Gain) loss on sale of investments	(176)	(4,639)
(Gain) loss on sale of fixed assets	(1,093)	(225)
Compensation expense related to stock options	21,667	20,385
Cash outflow from hedging	(58,718)	–
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(227,190)	(208,753)
Inventories	(105,445)	(20,812)
Prepaid expenses, other current and non-current assets	(65,597)	(56,587)
Accounts receivable from related parties	(9,496)	41,160
Accounts payable to related parties	(8,482)	(58,036)
Accounts payable, accrued expenses and other current and non-current liabilities	96,629	155,058
Income tax payable	26,122	4,442
Net cash provided by (used in) operating activities	949,700	1,027,134
Investing Activities:
Purchases of property, plant and equipment	(396,606)	(350,018)
Proceeds from sale of property, plant and equipment	16,496	10,552
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,171,293)	(378,048)
Proceeds from divestitures	–	8,494
Net cash provided by (used in) investing activities	(1,551,403)	(709,020)
Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	143,893	156,041
Repayments of short-term borrowings and other financial liabilities	(131,831)	(145,950)
Proceeds from short-term borrowings from related parties	148,383	–
Repayments of short-term borrowings from related parties	(66,246)	–
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $123,140 in 2011 and $31,239 in 2010)	2,526,085	886,914
Repayments of long-term debt and capital lease obligations	(723,234)	(1,022,718)
Redemption of trust preferred securities	(653,760)	–
Increase (decrease) of accounts receivable securitization program	(510,000)	281,000
Proceeds from exercise of stock options	68,560	93,092
Dividends paid	(280,649)	(231,967)
Distributions to noncontrolling interests	(95,094)	(87,037)
Contributions from noncontrolling interests	18,193	19,205
Net cash provided by (used in) financing activities	444,300	(51,420)
Effect of exchange rate changes on cash and cash equivalents	30,478	3,789
Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(126,925)	270,483
Cash and cash equivalents at beginning of period	522,870	301,225
Cash and cash equivalents at end of period	$395,945	$571,708

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders´ Equity

For the nine months ended September 30, 2011 (unaudited) and year ended December 31, 2010 (audited)

(in thousands, except share data)

	Preference Shares		Ordinary Shares		Additional		Accumulated Other	Total FMC-AG & Co. KGaA	Noncontrolling interests not
	Number of shares	No par value	Number of shares	No par value	paid in capital	Retained earnings	comprehensive income (loss)	shareholders’ equity	subject to put provisions	Total Equity
Balance at December 31, 2009	3,884,328	$4,343	295,746,635	$365,672	$3,243,466	$3,111,530	$(49,724)	$6,675,287	$123,103	$6,798,390
Proceeds from exercise of options and related tax effects	72,840	97	2,532,366	3,330	98,819	–	–	102,246	–	102,246
Compensation expense related to stock options	–	–	–	–	27,981	–	–	27,981	–	27,981
Dividends paid	–	–	–	–	–	(231,967)	–	(231,967)	–	(231,967)
Purchase/ sale of noncontrolling interests	–	–	–	–	(6,263)	–	–	(6,263)	17,295	11,032
Contributions from / to noncontrolling interests	–	–	–	–	–	–	–	–	(54,225)	(54,225)
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(24,222)	–	–	(24,222)	–	(24,222)
Net income	–	–	–	–	–	978,517	–	978,517	58,040	1,036,557
Other comprehensive income (loss)	–	–	–	–	–	–	(144,321)	(144,321)	2,440	(141,881)
Comprehensive income	–	–	–	–	–	–	–	834,196	60,480	894,676
Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911
Proceeds from exercise of options and related tax effects	8,023	11	1,394,006	1,984	63,052	–	–	65,047	–	65,047
Compensation expense related to stock options	–	–	–	–	21,667	–	–	21,667	–	21,667
Dividends paid	–	–	–	–	–	(280,649)	–	(280,649)	–	(280,649)
Purchase/ sale of noncontrolling interests	–	–	–	–	(8,212)	–	–	(8,212)	(5,803)	(14,015)
Contributions from / to noncontrolling interests	–	–	–	–	–	–	–	–	(39,520)	(39,520)
Changes in fair value of noncontrolling interests subject to put provisions	–	–	–	–	(20,636)	–	–	(20,636)	–	(20,636)
Net income	–	–	–	–	–	760,717	–	760,717	47,587	808,304
Other comprehensive income (loss)	–	–	–	–	–	–	(161,124)	(161,124)	(868)	(161,992)
Comprehensive income	–	–	–	–	–	–	–	599,593	46,719	646,312
Balance at September 30, 2011	3,965,191	$4,451	299,673,007	$370,986	$3,395,652	$4,338,148	$(355,169)	$7,754,068	$148,049	$7,902,117

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.             The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at September 30, 2011 and for the three- and nine-month periods ended September 30, 2011 and 2010 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2010 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2010, contained in the Company’s 2010 Annual Report on Form 20-F, unless indicated otherwise.

The results of operations for the nine-month period ended September 30, 2011 are not necessarily indicative of the results of operations for the year ending December 31, 2011.

Certain items in the prior periods’s comparative consolidated financial statements have been reclassified to conform to the current period’s presentation.

2.             Acquisitions

International Dialysis Centers

On January 4, 2011, the Company announced the signing of a purchase agreement to acquire International Dialysis Centers (“IDC”), Euromedic International’s dialysis service business for a preliminary purchase price of €529,214 (approximately $714,598 as of September 30, 2011). The increase over the original purchase price of €485,000 reflects adjustments for the seller’s final cash and debt positions at closing and the effects of the delay in closing resulting from the regulatory approval process. IDC treats over 8,200 hemodialysis patients predominantly in Central and Eastern Europe and operates a total of 70 clinics in nine countries. With the exception of Portugal, where the review is still ongoing, closing occurred on June 30, 2011 following final regulatory approvals by the relevant anti-trust authorities which included a mandate for the divestiture of five of the acquired clinics. In the meantime, the divesture process has been started and a preliminary review of the purchase price allocation took place. Based on those activities, the Company adjusted the identified goodwill to approximately €403,290 at September 30, 2011 ($544,562 as of September 30, 2011); in addition, intangible assets of €64,700 ($87,364 as of September 30, 2011) have been identified. The Company expects to complete the purchase price allocation by the end of 2011.

Acquisitions not yet closed as of September 30, 2011

American Access Care

On October 1, 2011, the Company acquired the U.S. based company American Access Care Holdings, LLC (“AAC”). AAC operates 28 freestanding out-patient interventional radiology centers in 12 states in the U.S. primarily dedicated to the vascular access needs of dialysis patients. The acquired operations will add approximately $175,000 in annual revenue and are expected to be accretive to earnings in the first year after closing of the transaction. The transaction was financed from cash flow from operations and available borrowing facilities.

Liberty Dialysis

On August 2, 2011, the Company announced its plans to acquire 100% of Liberty Dialysis Holdings, Inc., the owner of all of the business of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC. The Company owns a 49% stake in Renal Advantage Partners, LLC. The Company’s total investment, including the assumption of incremental debt, will be approximately $1,700,000. The transaction remains subject to clearance under the Hart–Scott–Rodino Antitrust Improvements Act and is expected to close in early 2012. Upon completion, the acquired operations would add approximately 260 outpatient dialysis clinics to the Company’s network in the U.S and approximately $1,000,000 in annual revenue before the anticipated divestiture of some centers as a condition of government approval of the transaction. The transaction will be financed from cash flow from operations and debt and is expected to be accretive to earnings in the first year after closing of the transaction.

During the first quarter of 2011, the Company loaned $294,000 to Renal Advantage Partners LLC, the parent company of Renal Advantage, Inc., which included a $60,000 conversion right for a 49% minority equity interest in Renal Advantage Partners LLC. The conversion right was exercised and became effective May 1, 2011. The remaining loan is classified within “Other assets and notes receivable” in the balance sheet and the participation received resulting from the exercise of the conversion right is classified within “Investment in equity method investees.” Additionally, the Company has entered into agreements to provide renal products and pharmaceutical supplies as well as other services to Renal Advantage, Inc. and Liberty Dialysis, Inc.

For a discussion of the final closing of the Company’s renal pharmaceutical joint venture with Galenica, Vifor Fresenius Medical Care Renal Pharma Ltd., in November 2011, see Note 16.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

3.             Related Party Transactions

a)             Service and Lease Agreements

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG, the Company’s general partner (“General Partner”) and is the Company’s largest shareholder owning approximately 30.3% of the Company’s voting shares as of September 30, 2011. In August 2008, a subsidiary of Fresenius SE issued Mandatory Exchangeable Bonds in the aggregate principal amount of €554,400. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, the issuer delivered 15,722,644 of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares decreased to the above percentage.

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the nine-month periods ended September 30, 2011 and 2010, amounts charged by Fresenius SE to the Company under the terms of these agreements were $51,357 and $44,607, respectively. The Company also provides certain services to the Fresenius SE Companies, including

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

research and development, central purchasing and warehousing. The Company charged $4,918 and $4,746 for services rendered to the Fresenius SE Companies during the first nine months of 2011 and 2010 respectively.

Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $19,442 and $15,135 during the nine-month periods ended September 30, 2011 and 2010, respectively. The majority of the leases expire in 2016 and contain renewal options.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner was $9,772 and $8,773, respectively, for its management services during the nine-month periods ended September 30, 2011 and 2010.

b)             Products

For the first nine months of 2011 and 2010, the Company sold products to the Fresenius SE Companies for $14,579 and $11,468 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $39,350 and $33,443, respectively.

Also, the Company has entered into agreements to provide renal products and pharmaceutical supplies to equity method investees. Under these agreements, the Company sold $9,441 of products to equity method investees during the first nine months of 2011.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). APP Inc. is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the nine-month periods ended September 30, 2011 and 2010, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $18,900 and $23,365, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)             Financing Provided by and to Fresenius SE and the General Partner

As of September 30, 2011, the Company had borrowings outstanding with Fresenius SE of €57,300 ($77,372 as of September 30, 2011) at an interest rate of 2.606%, due on October 31, 2011.  During October 2011, the amount was increased to €84,700 ($118,588 at October 31, 2011), and the loan was extended from October 31, 2011 to November 30, 2011 at an interest rate of 2.617%.

As of September 30, 2011, the Company had a loan of CNY 10,000 ($1,566 as of September 30, 2011) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.65%, due on April 14, 2013.

In January 2011, the Company reached a court settlement with the German tax authorities on a disallowed impairment charge recognized in 1997. As the Company was party to a German trade tax group with Fresenius SE and certain of Fresenius SE’s other affiliates for fiscal years 1997 - 2001, the Company and Fresenius SE had entered into an agreement on how to allocate potential tax effects of the disallowed impairment charge, including interest on prepayments, upon resolution between the Company and the German tax authorities. As a result, the Company recognized €2,560 ($3,457 as of September 30, 2011) as a tax expense for interest payable to Fresenius SE in 2011.

Throughout 2010, the Company, under its cash pooling agreement, made cash advances to Fresenius SE. The balance outstanding at December 31, 2010 of €24,600 ($32,871 as of December 31, 2010) was fully repaid on January 3, 2011 at an interest rate of 1.942%.

On August 19, 2009, the Company borrowed €1,500 ($2,025 as of September 30, 2011) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was originally extended until August 19, 2011 and has been further extended until August 20, 2012 at an interest rate of 3.328%.

During 2009, the Company reclassified an account payable to Fresenius SE in the amount of €77,745 to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. Of this amount, €5,747 ($7,760 at September 30, 2011) was outstanding at September 30, 2011 at an interest rate of 6% and will be repaid in the fourth quarter of 2011.

4.             Inventories

As of September 30, 2011 and December 31, 2010, inventories consisted of the following:

	September 30, 2011	December 31, 2010
Raw materials and purchased components	$168,075	$158,163
Work in process	70,782	56,345
Finished goods	575,518	475,641
Health care supplies	113,958	118,948
Inventories	$928,333	$809,097

At June 30, 2011, the Company had a contingent liability of up to $70,771 related to expected purchases of certain materials during 2011. Due to renegotiations of supply contracts related to these materials during the third quarter of 2011, this contingent liability has been resolved. As a further result of these renegotiations, changes in the unconditional purchase agreements related to these materials will result in a decrease of the purchase obligation by $242,658 as of December 31, 2011 as compared to the obligation under the old contracts.

5.             Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of September 30, 2011 and December 31, 2010, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	September 30, 2011	December 31, 2010
Borrowings under lines of credit	$152,320	$131,791
Accounts receivable facility	–	510,000
Other financial liabilities	9,087	28,880
Short-term borrowings and other financial liabilities	161,407	670,671
Short-term borrowings from related parties (see Note 3.c.)	88,734	9,683
Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$250,141	$680,354

At December 31, 2010, the accounts receivable facility (the “A/R Facility”) was classified as a short-term borrowing. During the third quarter of 2011, the A/R Facility was renewed for a period of three years. As a result, the A/R Facility has been classified as long-term debt at September 30, 2011, see Note 6. As of September 30, 2011, there were no borrowings under the A/R Facility.

6.             Long-term Debt and Capital Lease Obligations

As of September 30, 2011 and December 31, 2010, long-term debt and capital lease obligations consisted of the following:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	September 30, 2011	December 31, 2010
Amended 2006 Senior Credit Agreement	$2,905,685	$2,953,890
Senior Notes	2,805,758	824,446
Euro Notes	270,060	267,240
European Investment Bank Agreements	353,660	351,686
Capital lease obligations	13,427	15,439
Other	112,383	160,957
	6,460,973	4,573,658
Less current maturities	(974,220)	(263,982)
	$5,486,753	$4,309,676

Amended 2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at September 30, 2011 and December 31, 2010:

	Maximum Amount Available		Balance Outstanding
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Revolving Credit	$1,200,000	$1,200,000	$135,030	$81,126
Term Loan A	1,245,000	1,335,000	1,245,000	1,335,000
Term Loan B	1,525,655	1,537,764	1,525,655	1,537,764
	$3,970,655	$4,072,764	$2,905,685	$2,953,890

In addition, at September 30, 2011 and December 31, 2010, the Company had letters of credit outstanding in the amount of $180,766 and $121,518, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

During 2011, we made additional amendments to the Amended 2006 Senior Credit Agreement. The latest amendment was closed on September 21, 2011. It included, among other things, a change to the definition of the Company’s Consolidated Leverage Ratio, which is used to determine the applicable margin, to allow for the reduction of all cash and cash equivalents from Consolidated Funded Debt.

Senior Notes

Senior Notes Issued February 2011

On February 3, 2011, Fresenius Medical Care US Finance, Inc. (“US Finance”), a wholly-owned subsidiary of the Company,  issued $650,000 aggregate principal amount of senior unsecured notes with a coupon of 5.75% (the “5.75% Senior Notes”) at an issue price of 99.060% and FMC Finance VII S.A. (“Finance VII”), a wholly-owned subsidiary of the Company, issued €300,000 aggregate principal amount ($412,350 at date of issuance) of senior unsecured notes with a coupon of 5.25% (the “5.25% Senior Notes”) at par. The 5.75% Senior Notes had a yield to maturity of 5.875%. Both the 5.75% Senior Notes and the 5.25% Senior Notes are due February 15, 2021. US Finance and Finance VII may redeem the 5.75% Senior Notes and 5.25% Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the 5.75% Senior Notes and the 5.25% Senior Notes have a right to request

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used the net proceeds of approximately $1,035,000 to repay indebtedness outstanding under its accounts receivable facility and the revolving credit facility of the Amended 2006 Senior Credit Agreement, for acquisitions, including payments under our recent acquisition of International Dialysis Centers announced on January 4, 2011 (see Note 2), and for general corporate purposes to support our renal dialysis products and services business. The 5.75% Senior Notes and the 5.25% Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”) .

6 7/8% Senior Notes

On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III S.A. (“FMC Finance III”) and assumed the obligations of FMC Finance III under its $500,000 6 7/8% Senior Notes due in 2017 (the “6 7/8% Senior Notes”) and the related indenture. The guarantees of the Company and the Guarantor Subsidiaries for the 6 7/8% Senior Notes have not been amended and remain in full force and effect.

Senior Notes Issued September 2011

On September 14, 2011, Fresenius Medical Care US Finance II, Inc. (“US Finance II”), a wholly-owned subsidiary of the Company,  issued $400,000 aggregate principal amount of senior unsecured notes with a coupon of 6.50% (the “6.50% Dollar-denominated Senior Notes”) at an issue price of 98.623% and FMC Finance VIII S.A. (“Finance VIII”), a wholly-owned subsidiary of the Company, issued €400,000 aggregate principal amount ($549,160 at date of issuance) of senior unsecured notes with a coupon 6.50% (the “6.50% Euro-denominated Senior Notes”) at an issuance price of 98.623%. Both the 6.50% Dollar-denominated Senior Notes and the 6.50% Euro-denominated Senior Notes had a yield to maturity of 6.75% and both are due September 15, 2018. US Finance II and Finance VIII may redeem the 6.50% Dollar-denominated Senior Notes and 6.50% Euro-denominated Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the 6.50% Dollar-denominated Senior Notes and the 6.50% Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used the net proceeds of approximately $927,192 for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement and under our A/R facility, and for general corporate purposes. The 6.50% Dollar-denominated Senior Notes and the 6.50% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by the Company and the Guarantor Subsidiaries.

Accounts Receivable Facility

The A/R Facility was most recently renewed on August 18, 2011 for a term expiring on July 31, 2014 and the available borrowings under the A/R Facility were increased from $700,000 to $800,000. Refinancing fees, which include legal costs and bank fees, are amortized over the term of the A/R facility. As the A/R Facility was renewed annually in the past, it has historically been classified as a short-term borrowing. Since the recent renewal extended the due date to 2014, the A/R Facility has been reclassified into long-term debt. As of September 30, 2011, there were no borrowings under the A/R Facility.

7.         Stock Options

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s Annual General Meeting (“AGM"). The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and Supervisory Boards, forms the Company’s Long Term Incentive Program 2011 (“2011 Incentive Program”). Under the 2011 Incentive Program, participants will be granted awards, which will consist of a combination of stock options and phantom stock. At the time of each grant, the participants will be able to choose a ratio based on the value of the stock options vs. the value of the phantom stock in a range between 75:25 and 50:50. The conversion of stock options vs. phantom stock is determined using the fair value assessment pursuant to the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

binomial model. With respect to grants made in July, the fair value assessment will be conducted on the day following the Company’s AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program. Awards under the 2011 Incentive Program can be granted on the last Monday in July and/or the first Monday in December each year.

The awards under the 2011 Incentive Program are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 Incentive Program, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the adjusted EPS during the four-year vesting period beginning with the Adjusted EPS for the year of grant as compared to the Adjusted EPS for the year preceding such grant. At the end of the vesting period, one-fourth of the awards granted are forfeited for each year in which the performance target is not met or exceeded. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00 each. Under the 2011 Incentive Program, up to twelve million stock options can be issued, each of which can be exercised to obtain one ordinary share, with up to two million stock options designated for members of the Management Board of the General Partner, up to two and a half million stock options designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock awards under the 2011 Incentive Program entitle the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s ordinary shares on the exercise date. Phantom stock will be granted over a five year period of time and will have a five-year term but can be exercised only after a four-year vesting period, or as otherwise expressly stated in the plan, beginning with the first day of the year of the grant.

On July 25, 2011, the Company granted awards under the 2011 Incentive Program. The Company awarded 1,922,571 stock options, including 307,515 stock options granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at an exercise price of $75.47 (€52.48), a fair value of $19.33 each and a total fair value of $37,157, which will be amortized over the four-year vesting period. The Company awarded 213,243 phantom shares, including 29,313 phantom shares granted to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

partner, at a measurement date fair value of $64.83 (€48.01) each and a total fair value of $13,825, which will be amortized over the four-year vesting period.

Other stock option plans

On May 12, 2011, the remaining conditional capitals of the employee’s participation plan of 1996 and the Stock Option Program from 1998 were cancelled by resolution of the Company’s AGM. Both plans have expired and no further bonds can be converted or stock options exercised.

8.              Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2011 and 2010:

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
Numerators:
Net income attributable to FMC-AG & Co. KGaA	$279,255	$247,788	$760,717	$707,173
less:
Dividend preference on Preference shares	28	26	83	77
Income available to all classes of shares	$279,227	$247,762	$760,634	$707,096
Denominators:
Weighted average number of:
Ordinary shares outstanding	299,280,448	297,244,371	298,714,674	296,370,673
Preference shares outstanding	3,964,914	3,914,044	3,960,315	3,901,126
Total weighted average shares outstanding	303,245,362	301,158,415	302,674,989	300,271,799
Potentially dilutive Ordinary shares	1,869,658	1,375,974	1,588,786	1,072,429
Potentially dilutive Preference shares	20,342	43,389	20,099	41,626
Total weighted average Ordinary shares outstanding assuming dilution	301,150,106	298,620,345	300,303,460	297,443,102
Total weighted average Preference shares outstanding assuming dilution	3,985,256	3,957,433	3,980,414	3,942,752

Basic income per Ordinary share	$0.92	$0.82	$2.51	$2.35
Plus preference per Preference shares	0.01	0.01	0.02	0.02
Basic income per Preference share	$0.93	$0.83	$2.53	$2.37
Fully diluted income per Ordinary share	$0.92	$0.82	$2.50	$2.35
Plus preference per Preference shares	0.00	0.01	0.02	0.02
Fully diluted income per Preference share	$0.92	$0.83	$2.52	$2.37

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

9.             Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2011 and 2010.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Components of net periodic benefit cost:
Service cost	$2,685	$1,939	$8,042	$5,904
Interest cost	6,371	5,546	18,546	16,734
Expected return on plan assets	(4,600)	(4,366)	(13,150)	(13,098)
Amortization of unrealized losses	2,129	1,220	5,730	3,631
Net periodic benefit costs	$6,585	$4,339	$19,168	$13,171

10.      Mandatorily Redeemable Trust Preferred Securities

On June 15, 2011, the Company redeemed the Trust Preferred Securities that became due on that date and that were issued in 2001 by Fresenius Medical Care Capital Trust IV and V in the amount of $225,000 and €300,000 ($428,760 at the date of redemption), respectively, primarily with funds obtained under existing credit facilities.

11.      Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

As of September 30, 2011 and December 31, 2010 the Company’s potential obligations under these put options are $313,147 and $279,709, respectively, of which, at September 30, 2011, $98,351 were exercisable. No options were exercised during the first nine months of 2011.

Following is a roll forward of noncontrolling interests subject to put provisions for the nine months ended September 30, 2011 and the year ended December 31, 2010:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	2011	2010
Beginning balance as of January 1, 2011 and 2010	$279,709	$231,303
Contributions to noncontrolling interests	(28,885)	(38,964)
Purchase/ sale of noncontrolling interests	6,021	28,969
Contributions from noncontrolling interests	5,836	5,289
Changes in fair value of noncontrolling interests	20,636	24,222
Net income	29,759	28,839
Other comprehensive income (loss)	71	51
Ending balance as of September 30, 2011 and December 31, 2010	$313,147	$279,709

12.       Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters which the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders are pending before the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the original District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court, although funds of $20,000 already contributed will remain in escrow until the case is finally concluded. Baxter has asked the Court to enforce the judgment on the one patent remaining valid at this time, and compel payment to Baxter of the funds currently in the escrow. A hearing is scheduled for December 2, 2011. On March 18, 2010, the U.S. Patent and Trademark Office (USPTO) and the Board of Patent Appeals and Interferences ruled in reexamination that the remaining Baxter patent is invalid. On October 5, 2010, Baxter appealed the Board’s ruling to the Federal Circuit.

On April 28, 2008, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, Eastern Division (Chicago), styled Baxter International, Inc. and Baxter Healthcare Corporation v. Fresenius Medical Care Holdings, Inc. and Fresenius USA, Inc., Case No. CV 2389, asserting that FMCH’s hemodialysis machines infringe four patents issued in 2007 and 2008, all of which are based on one of the patents at issue in the April 2003 Baxter case described above. The new patents expired in April 2011 and relate to trend charts shown on touch screen interfaces and the entry of ultrafiltration profiles (ultrafiltration is the removing of liquid from a patient’s body using osmotic pressure). This case is currently stayed pursuant to court order. The Company believes that its hemodialysis machines do not infringe any valid claims of the Baxter patents at issue. All the asserted patents now stand rejected in an ongoing reexamination at the USPTO.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Liberty™ cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Liberty™ cycler does not infringe any of the asserted claims of the Baxter patents. The District Court denied Baxter’s request to overturn the jury verdict and Baxter has appealed the verdict and resulting judgment to the United States Court of Appeals for the Federal Circuit.

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. On June 17, 2011, the District Court entered summary judgment against RCG for $82,643 on one of the False Claims Act counts of the complaint. On June 23, 2011, the Company appealed to the United States Court of Appeals for the Sixth Circuit. Although the Company cannot provide any assurance of the outcome, the Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, that the decisions made by the District Court on March 22, 2010 and June 17, 2011 will be reversed, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payers for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. FMCH has filed a motion to dismiss the complaint. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH is cooperating fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator’s complaint.

On June 29, 2011, the Company received a subpoena from the United States Attorney for the Eastern District of New York.  The subpoena is part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

government payer programs in New York for medications provided to patients with ESRD.  Among the issues encompassed by the investigation is whether retail pharmacies may have received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company is cooperating in the investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v United States. On June 24, 2010, the court denied FMCH’s motion for summary judgment and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2006 have been completed. The IRS has disallowed all deductions taken during these audit periods related to intercompany mandatorily redeemable preferred shares. The Company has protested the disallowed deductions and will avail itself of all remedies. An adverse determination with respect to the disallowed deductions related to intercompany mandatorily redeemable preferred shares could have a material adverse effect on our results of operations and liquidity. In addition, the IRS proposed other adjustments which have been recognized in the financial statements.

For the tax year 1997, the Company recognized an impairment of one of its subsidiaries which the German tax authorities disallowed in 2003 at the conclusion of their audit for the years 1996 and 1997. The Company has filed a complaint with the appropriate German court to challenge the tax authorities’ decision. In January 2011, the Company reached an agreement with the tax authorities, estimated to be slightly more favorable than the tax benefit recognized previously. The additional benefit is expected to be recognized in the fourth quarter of 2011.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws, and comparable laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

13.  Financial Instruments

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at September 30, 2011, and December 31, 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	September 30,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-derivatives
Assets
Cash and cash equivalents	$395,945	$395,945	$522,870	$522,870
Accounts Receivable	2,916,592	2,916,592	2,687,234	2,687,234
Long-term Notes Receivable	234,350	231,120	–	–
Liabilities
Accounts payable	542,790	542,790	542,524	542,524
Short-term borrowings(1)	161,407	161,407	670,671	670,671
Short-term borrowings from related parties	88,734	88,734	9,683	9,683
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes(1)	479,470	479,470	528,082	528,082
Amended 2006 Senior Credit Agreement	2,905,685	2,867,848	2,953,890	2,937,504
Senior Notes	2,805,758	2,839,384	824,446	880,366
Euro Notes	270,060	275,472	267,240	276,756
Trust Preferred Securities	–	–	625,549	643,828
Noncontrolling interests subject to put provisions	313,147	313,147	279,709	279,709

(1) At December 31, 2010 the A/R Facility was classified as a short-term borrowing. The A/R Facility was renewed during the third quarter of 2011 for a period of three years. As a result, the A/R Facility has been classified as long-term debt as of September 30, 2011. At September 30, 2011, there were no borrowings under the A/R Facility.

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 6.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 11 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of September 30, 2011 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or SG&A for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $1,205,680 and $1,026,937 at September 30, 2011 and December 31, 2010, respectively.

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,981,611 and $1,607,312 at September 30, 2011 and December 31, 2010, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges. Part of the interest rate swap agreements effectively convert payments based on variable interest rates applicable to the Company’s Amended 2006 Senior Credit Agreement denominated in U.S. dollars into payments at a fixed interest rate. The remaining interest rate swaps have been entered into in anticipation of future debt issuances. The U.S. dollar-denominated swap agreements, all of which expire at various dates in 2012, bear an average interest rate of 3.55%. The euro-denominated interest rate swaps expire in

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

2012 and have an interest rate of 2.80%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of September 30, 2011 and December 31, 2010, the notional amounts of the U.S. dollar-denominated interest rate swaps in place were $2,650,000 and $3,175,000, respectively. As of September 30, 2011, the notional amount of the euro-denominated interest rate swaps in place was €100,000 ($135,030 as of September 30, 2011).

Derivative Financial Instruments Valuation

The following table shows the carrying amounts of the Company’s derivatives at September 30, 2011 and December 31, 2010.

	September 30, 2011		December 31, 2010
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships (1)
Current
Foreign exchange contracts	29,279	(8,307)	3,703	(51,816)
Interest rate contracts	–	(125,682)	–	(51,604)

Non-current
Foreign exchange contracts	1,248	(4,094)	810	(486)
Interest rate contracts	–	–	–	(73,221)
Total	$30,527	$(138,083)	$4,513	$(177,127)

Derivatives not designated as hedging instruments (1)
Current
Foreign exchange contracts	31,369	(20,753)	3,517	(20,751)

Non-current
Foreign exchange contracts	4,097	(3,867)	509	(213)
Total	$35,466	$(24,620)	$4,026	$(20,964)

(1) As of September 30, 2011 and December 31, 2010, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2) Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

The Effect of Derivatives on the Consolidated Financial Statements

	Amount of Gain or (Loss) Recognized in OCI on			Amount of (Gain) or Loss Reclassified from AOCI in Income
Derivatives in Cash Flow	Derivatives (Effective Portion) for the nine months ended September 30,		Location of (Gain) or Loss Reclassified from AOCI in Income	(Effective Portion) for the nine months ended September 30,
Hedging Relationships	2011	2010	(Effective Portion)	2011	2010
Interest rate contracts	$(73,937)	$(89,177)
Foreign exchange contracts	(13,803)	(13,435)	Costs of Revenue	$(1,581)	$9,308
	$(87,740)	$(102,612)		$(1,581)	$9,308

Derivatives not Designated as	Location of (Gain) or Loss Recognized in	Amount of (Gain) or Loss Recognized in Income on Derivatives for the nine months ended September 30,
Hedging Instruments	Income on Derivatives	2011	2010
Foreign exchange contracts	Selling, general and administrative expense	$(67,744)	$61,308
	Interest income/expense	5,492	(8,229)
		$(62,252)	$53,079

For foreign exchange derivatives, the Company expects to recognize $1,426 of losses deferred in accumulated other comprehensive income at September 30, 2011, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $35,814 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the current fair value at September 30, 2011 of expected additional interest payments resulting from interest rate swaps.

As of September 30, 2011, the Company had foreign exchange derivatives with maturities of up to 50 months and interest rate swaps with maturities of up to 11 months.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

14.    Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is also engaged in performing clinical laboratory testing and providing vascular access services and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations with products being transferred to the regions at cost. This is a change from prior periods, when these services were managed within the regions. The business segment information has been adjusted accordingly with the exception of segment assets in the prior period. In addition, certain revenues, acquisitions and intangible assets are not allocated to a segment but are accounted for as “Corporate.” The Company also regards income taxes to be outside the segment’s control.

Information pertaining to the Company’s business segments for the three- and nine-month periods ended September 30, 2011 and 2010 is set forth below.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	North America	International	Segment Total	Corporate	Total
Three months ended September 30, 2011
Net revenue external customers	$2,049,798	$1,187,436	$3,237,234	$4,857	$3,242,091
Inter - segment revenue	2,333	–	2,333	(2,333)	–
Revenue	2,052,131	1,187,436	3,239,567	2,524	3,242,091
Depreciation and amortization	(65,935)	(44,667)	(110,602)	(30,820)	(141,422)
Operating income	374,688	205,032	579,720	(45,986)	533,734
Income (loss) from equity method investees	5,866	74	5,940	–	5,940
Capital expenditures, acquisitions and investments	102,503	63,930	166,433	40,624	207,057
Three months ended September 30, 2010
Net revenue external customers	$2,071,457	$986,569	$3,058,026	$79	$3,058,105
Inter - segment revenue	1,784	–	1,784	(1,784)	–
Revenue	2,073,241	986,569	3,059,810	(1,705)	3,058,105
Depreciation and amortization	(63,327)	(35,825)	(99,152)	(24,807)	(123,959)
Operating income	374,096	156,273	530,369	(37,119)	493,250
Income (loss) from equity method investees	1,802	55	1,857	–	1,857
Capital expenditures, acquisitions and investments	56,154	125,730	181,884	28,300	210,184
Nine months ended September 30, 2011
Net revenue external customers	$6,054,505	$3,405,117	$9,459,622	$12,909	$9,472,531
Inter - segment revenue	5,842	–	5,842	(5,842)	–
Total net revenue	6,060,347	3,405,117	9,465,464	7,067	9,472,531
Depreciation and amortization	(200,717)	(127,837)	(328,554)	(85,141)	(413,695)
Operating Income	1,035,251	579,186	1,614,437	(126,075)	1,488,362
Income (loss) from equity method investees	22,233	169	22,402	–	22,402
Segment assets(1)	11,264,589	5,254,274	16,518,863	2,105,882	18,624,745
thereof investments in equity method investees	324,539	5,477	330,016	–	330,016
Capital expenditures, acquisitions and investments(2)	564,928	902,343	1,467,271	100,628	1,567,899
Nine months ended September 30, 2010
Net revenue external customers	$6,057,728	$2,828,316	$8,886,044	$389	$8,886,433
Inter - segment revenue	3,611	–	3,611	(3,611)	–
Total net revenue	6,061,339	2,828,316	8,889,655	(3,222)	8,886,433
Depreciation and amortization	(190,042)	(105,892)	(295,934)	(73,390)	(369,324)
Operating Income	1,014,099	480,299	1,494,398	(109,404)	1,384,994
Income (loss) from equity method investees	5,379	105	5,484	–	5,484
Segment assets	11,255,233	4,641,267	15,896,500	799,269	16,695,769
thereof investments in equity method investees	16,822	5,723	22,545	–	22,545
Capital expenditures, acquisitions and investments(3)	201,038	304,588	505,626	222,440	728,066

(1)  If production was still managed within the segments, as it was in 2010, segment assets would have been $12,265,687 in North America, $5,859,228 in International and $499,830 in Corporate in 2011.

(2)  North America and International acquisitions exclude $6,000 and $10,600, respectively, of non-cash acquisitions for 2011.

(3)  International and Corporate acquisitions exclude $13,264 and $2,125, respectively, of non-cash acquisitions for 2010.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

15.    Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine months ended September 30,
	2011	2010
Supplementary cash flow information:
Cash paid for interest	$210,423	$216,313
Cash paid for income taxes(1)	$350,268	$371,547
Cash inflow for income taxes from stock option exercises	$9,565	$10,824

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(958,241)	$(353,598)
Liabilities assumed	65,805	71,729
Noncontrolling interest	1,441	9,072
Notes assumed in connection with acquisition	10,600	15,389
Cash paid	(880,395)	(257,408)
Less cash acquired	12,607	12,920
Net cash paid for acquisitions	$(867,788)	$(244,488)

(1) Net of tax refund

16.          Subsequent Events

On October 17, 2011, Finance VIII issued €100,000 aggregate principal amount ($137,760 at date of issuance) of floating rate senior unsecured notes (the “Floating Rate Senior Notes”) at par, with an interest rate of three month EURIBOR plus 350 basis points. The Floating Rate Senior Notes are due on October 15, 2016. Finance VIII may redeem the Floating Rate Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders of the Floating Rate Senior Notes have a right to request that the issuer of the notes repurchase the notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the notes. The Company will use the net proceeds of approximately $136,423 for acquisitions, to refinance indebtedness outstanding under the revolving credit facility of our Amended 2006 Senior Credit Agreement, and for general corporate purposes. The Floating Rate Senior Notes are guaranteed on a senior basis jointly and severally by the Company and the Guarantor Subsidiaries.

The renal pharmaceutical joint venture between the Company and Galenica, Vifor Fresenius Medical Care Renal Pharma Ltd. (“Vifor”), received approval from the responsible European Union antitrust commission and formal closing occurred on November 1, 2011. Upon closing, Vifor will operate worldwide, except for in Turkey and Ukraine, where antitrust approval has not yet been granted.

17.    Supplemental Condensed Combining Information

FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes (see Note 6) and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% senior notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. For information regarding the 6 7/8% senior notes and additional issues of senior notes, including the 5.75% Senior Notes issued by US Finance, each of which has been fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries, see Note 6. The financial statements in this report present the financial condition, results of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

operations and cash flows of the Company, on a consolidated basis as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010.  The following combining financial information for the Company is as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010, segregated between FMC Finance III as issuer until June 20, 2011, US Finance as issuer subsequent to June 20, 2011, the Company, D-GmbH and FMCH as guarantors, and the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$–	$–	$1,425,618	$–	$10,153,842	$(2,106,929)	$9,472,531
Cost of revenue	–	–	900,803	–	7,332,480	(2,071,617)	6,161,666
Gross profit	–	–	524,815	–	2,821,362	(35,312)	3,310,865
Operating expenses (income):
Selling, general and administrative	1	60,673	154,172	17,424	1,514,678	(4,989)	1,741,959
Research and development	–	–	51,277	–	29,267	–	80,544
Operating (loss) income	(1)	(60,673)	319,366	(17,424)	1,277,417	(30,323)	1,488,362
Other (income) expense:
Interest, net	(3,640)	61,131	5,793	68,045	94,962	(12,049)	214,242
Other, net	–	(948,275)	217,715	(525,845)	–	1,256,405	–
Income (loss) before income taxes	3,639	826,471	95,858	440,376	1,182,455	(1,274,679)	1,274,120
Income tax expense (benefit)	1,345	65,754	88,905	(33,718)	483,737	(169,966)	436,057
Net Income (loss)	2,294	760,717	6,953	474,094	698,718	(1,104,713)	838,063
Net Income attributable to noncontrolling interests	–	–	–	–	–	77,346	77,346
Net income (loss) attributable to the FMC-AG & Co. KGaA	$2,294	$760,717	$6,953	$474,094	$698,718	$(1,182,059)	$760,717

	For the nine months ended September 30, 2010
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$–	$–	$1,168,900	$–	$9,395,251	$(1,677,718)	$8,886,433
Cost of revenue	–	–	755,132	–	6,764,942	(1,664,019)	5,856,055
Gross profit	–	–	413,768	–	2,630,309	(13,699)	3,030,378
Operating expenses (income):
Selling, general and administrative	11	77,987	116,441	13,508	1,378,098	(7,917)	1,578,128
Research and development	–	–	44,661	–	22,595	–	67,256
Operating (loss) income	(11)	(77,987)	252,666	(13,508)	1,229,616	(5,782)	1,384,994
Other (income) expense:
Interest, net	(539)	25,391	2,053	42,254	139,315	(2,458)	206,016
Other, net	–	(859,362)	177,256	(474,925)	–	1,157,031	–
Income (loss) before income taxes	528	755,984	73,357	419,163	1,090,301	(1,160,355)	1,178,978
Income tax expense (benefit)	150	48,811	72,917	(21,970)	451,042	(141,443)	409,507
Net Income (loss)	378	707,173	440	441,133	639,259	(1,018,912)	769,471
Net Income attributable to noncontrolling interests	–	–	–	–	–	62,298	62,298
Net income (loss) attributable to the FMC-AG & Co. KGaA	$378	$707,173	$440	$441,133	$639,259	$(1,081,210)	$707,173

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At September 30, 2011
	Issuer	Guarantors			Non-
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$22	$372	$191	$–	$395,360	$–	$395,945
Trade accounts receivable, less allowance for doubtful accounts	–	–	175,333	–	2,627,766	–	2,803,099
Accounts receivable from related parties	1,255,566	3,506,484	1,045,143	673,235	3,915,557	(10,282,492)	113,493
Inventories	–	–	221,835	–	818,621	(112,123)	928,333
Prepaid expenses and other current assets	–	166,882	27,932	100	797,829	(25,568)	967,175
Deferred taxes	–	28,021	–	–	325,836	25,797	379,654
Total current assets	1,255,588	3,701,759	1,470,434	673,335	8,880,969	(10,394,386)	5,587,699
Property, plant and equipment, net	–	365	176,128	–	2,512,223	(103,149)	2,585,567
Intangible assets	–	298	59,048	–	696,122	–	755,468
Goodwill	–	–	53,855	–	8,676,025	–	8,729,880
Deferred taxes	–	11,837	5,984	–	120,549	(47,414)	90,956
Other assets	–	7,679,948	651,223	10,855,512	(6,043,195)	(12,268,313)	875,175
Total assets	$1,255,588	$11,394,207	$2,416,672	$11,528,847	$14,842,693	$(22,813,262)	$18,624,745
Current liabilities:
Accounts payable	$–	$799	$30,862	$–	$399,098	$–	$430,759
Accounts payable to related parties	–	1,298,089	1,037,569	1,547,650	6,581,606	(10,352,883)	112,031
Accrued expenses and other current liabilities	15,887	155,213	139,909	1,491	1,408,886	4,502	1,725,888
Short-term borrowings	–	97	–	–	161,310	–	161,407
Short-term borrowings from related parties	–	–	–	–	34,901	53,833	88,734
Current portion of long-term debt and capital lease obligations	–	62,134	–	766,864	145,222	–	974,220
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	–	–	–
Income tax payable	1,345	81,190	–	–	89,431	(1,013)	170,953
Deferred taxes	–	–	7,802	–	29,323	(9,156)	27,969
Total current liabilities	17,232	1,597,522	1,216,142	2,316,005	8,849,777	(10,304,717)	3,691,961
Long term debt and capital lease obligations, less current portion	1,178,562	759,096	–	758,792	6,798,919	(4,008,616)	5,486,753
Long term borrowings from related parties	–	1,272,037	210,770	414,527	(403,779)	(1,493,555)	–
Other liabilities	–	3,561	11,413	91,486	110,889	25,458	242,807
Pension liabilities	–	6,855	155,019	–	42,993	–	204,867
Income tax payable	–	1,068	–	–	50,230	124,712	176,010
Deferred taxes	–	–	–	–	621,253	(14,170)	607,083
Total liabilities	1,195,794	3,640,139	1,593,344	3,580,810	16,070,282	(15,670,888)	10,409,481
Noncontrolling interests subject to put provisions	–	–	–	–	313,147	–	313,147
Total FMC-AG & Co. KGaA shareholders’ equity	59,794	7,754,068	823,328	7,948,037	(1,688,785)	(7,142,374)	7,754,068
Noncontrolling interests not subject to put provisions	–	–	–	–	148,049	–	148,049
Total equity	59,794	7,754,068	823,328	7,948,037	(1,540,736)	(7,142,374)	7,902,117
Total liabilities and equity	$1,255,588	$11,394,207	$2,416,672	$11,528,847	$14,842,693	$(22,813,262)	$18,624,745

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2010
	Issuer	Guarantors			Non-
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$123	$147,177	$225	$–	$342,401	$32,944	$522,870
Trade accounts receivable, less allowance for doubtful accounts	–	–	157,755	–	2,415,503	–	2,573,258
Accounts receivable from related parties	16,542	2,418,066	667,484	441,601	2,826,527	(6,256,244)	113,976
Inventories	–	–	184,948	–	711,053	(86,904)	809,097
Prepaid expenses and other current assets	1	111,594	11,341	50	662,188	(1,943)	783,231
Deferred taxes	–	14,221	–	–	317,644	18,297	350,162
Total current assets	16,666	2,691,058	1,021,753	441,651	7,275,316	(6,293,850)	5,152,594
Property, plant and equipment, net	–	390	168,939	–	2,458,364	(100,401)	2,527,292
Intangible assets	–	428	65,684	–	626,432	–	692,544
Goodwill	–	–	65,315	–	8,075,153	–	8,140,468
Deferred taxes	–	9,463	4,693	–	121,875	(42,863)	93,168
Other assets	494,231	7,201,295	644,523	9,320,731	(6,581,295)	(10,590,890)	488,595
Total assets	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661
Current liabilities:
Accounts payable	$–	$5,738	$22,387	$–	$392,512	$–	$420,637
Accounts payable to related parties	229	952,141	670,613	1,538,658	3,210,393	(6,250,147)	121,887
Accrued expenses and other current liabilities	15,866	122,000	94,978	2,054	1,292,562	9,963	1,537,423
Short-term borrowings	–	121	–	–	670,550	–	670,671
Short-term borrowings from related parties	–	–	–	–	2,004	7,679	9,683
Current portion of long-term debt and capital lease obligations	–	106,862	–	101,145	55,975	–	263,982
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries – current portion	–	–	–	–	625,549	–	625,549
Income tax payable	24	54,366	–	–	62,504	648	117,542
Deferred taxes	–	–	5,513	–	27,143	(10,307)	22,349
Total current liabilities	16,119	1,241,228	793,491	1,641,857	6,339,192	(6,242,164)	3,789,723
Long term debt and capital lease obligations, less current portion	494,231	870,348	–	1,357,745	4,069,605	(2,482,253)	4,309,676
Long term borrowings from related parties	–	334,428	208,368	494,231	400,883	(1,437,910)	–
Other liabilities	–	73,382	11,241	–	184,542	24,850	294,015
Pension liabilities	–	4,933	143,362	–	41,855	–	190,150
Income tax payable	–	1,057	–	–	75,055	124,469	200,581
Deferred taxes	–	–	–	–	522,521	(15,625)	506,896
Total liabilities	510,350	2,525,376	1,156,462	3,493,833	11,633,653	(10,028,633)	9,291,041
Noncontrolling interests subject to put provisions	–	–	–	–	279,709	–	279,709
Total FMC-AG & Co. KGaA shareholders’ equity	547	7,377,258	814,445	6,268,549	(84,170)	(6,999,371)	7,377,258
Noncontrolling interests not subject to put provisions	–	–	–	–	146,653	–	146,653
Total equity	547	7,377,258	814,445	6,268,549	62,483	(6,999,371)	7,523,911
Total liabilities and equity	$510,897	$9,902,634	$1,970,907	$9,762,382	$11,975,845	$(17,028,004)	$17,094,661

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2011
	Issuer	Guarantors			Non-
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$2,294	$760,717	$6,953	$474,094	$698,718	$(1,104,713)	$838,063
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(567,257)	–	(525,845)	–	1,093,102	–
Depreciation and amortization	–	767	35,261	5,769	381,993	(10,095)	413,695
Change in deferred taxes, net	–	17,442	1,030	–	19,224	(7,975)	29,721
(Gain) loss on sale of fixed assets and investments	–	–	(85)	–	(1,184)	–	(1,269)
(Gain) loss on investments	–	1,837	–	–	1	(1,838)	–
Compensation expense related to stock options	–	21,667	–	–	–	–	21,667
Cash outflow from hedging	–	–	–	–	(58,718)	–	(58,718)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(23,343)	–	(203,847)	–	(227,190)
Inventories	–	–	(34,469)	–	(99,130)	28,154	(105,445)
Prepaid expenses and other current and non-current assets	–	(89,177)	(17,825)	28,054	12,944	407	(65,597)
Accounts receivable from / payable to related parties	(7,112)	(787,966)	(67,574)	44,846	808,465	(8,637)	(17,978)
Accounts payable, accrued expenses and other current and non-current liabilities	10,555	(32,968)	63,173	(563)	58,532	(2,100)	96,629
Income tax payable	1,345	27,322	–	(33,718)	33,062	(1,889)	26,122
Net cash provided by (used in) operating activities	7,082	(647,616)	(36,879)	(7,363)	1,650,060	(15,584)	949,700
Investing Activities:
Purchases of property, plant and equipment	–	(135)	(36,243)	–	(375,812)	15,584	(396,606)
Proceeds from sale of property, plant and equipment	–	–	582	–	15,914	–	16,496
Disbursement of loans to related parties	–	924,665	151	(1,107,710)	–	182,894	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(25,187)	(3,922)	–	(1,916,355)	774,171	(1,171,293)
Proceeds from divestitures	–	–	–	–	–	–	–
Net cash provided by (used in) investing activities	–	899,343	(39,432)	(1,107,710)	(2,276,253)	972,649	(1,551,403)
Financing Activities:
Short-term borrowings, net	–	80,567	76,274	(299)	(62,343)	–	94,199
Long-term debt and capital lease obligations, net	(64,560)	(164,933)	–	426,982	1,788,256	(182,894)	1,802,851
Redemption of trust preferred securities	–	–	–	–	(653,760)	–	(653,760)
Increase (decrease) of accounts receivable securitization program	–	–	–	–	(510,000)	–	(510,000)
Proceeds from exercise of stock options	–	58,995	–	–	9,565	–	68,560
Dividends paid	–	(280,649)	–	–	22	(22)	(280,649)
Capital increase (decrease)	57,500	–	–	688,390	28,281	(774,171)	–
Distributions to noncontrolling interest	–	–	–	–	(95,094)	–	(95,094)
Contributions from noncontrolling interest	–	–	–	–	18,193	–	18,193
Net cash provided by (used in) financing activities	(7,060)	(306,020)	76,274	1,115,073	523,120	(957,087)	444,300

Effect of exchange rate changes on cash and cash equivalents	–	(92,512)	3	–	122,965	22	30,478
Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	22	(146,805)	(34)	–	19,892	–	(126,925)
Cash and cash equivalents at beginning of period	–	147,177	225	–	375,468	–	522,870
Cash and cash equivalents at end of period	$22	$372	$191	$–	$395,360	$–	$395,945

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

	For the nine months ended September 30, 2010
	Issuer	Guarantors			Non-
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$378	$707,173	$440	$441,133	$639,259	$(1,018,912)	$769,471
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	–	(470,783)	–	(474,925)	–	945,708	–
Depreciation and amortization	–	1,079	28,965	666	355,318	(16,704)	369,324
Change in deferred taxes, net	–	(7,279)	1,202	–	24,775	(2,352)	16,346
(Gain) loss on sale of fixed assets and investments	–	(6)	(59)	–	(4,799)	–	(4,864)
(Gain) loss on investments	–	(224)	27	–	224	(27)	–
Compensation expense related to stock options	–	20,385	–	–	–	–	20,385
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	–	–	(4,850)	–	(203,903)	–	(208,753)
Inventories	–	–	(2,844)	–	(27,703)	9,735	(20,812)
Prepaid expenses and other current and non-current assets	–	4,493	(14,455)	14,711	(60,753)	(583)	(56,587)
Accounts receivable from / payable to related parties	8,657	250,006	27,929	27,035	(417,172)	86,669	(16,876)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,615)	2,906	43,101	(345)	112,523	5,488	155,058
Income tax payable	(7)	23,381	–	(21,970)	(5,343)	8,381	4,442
Net cash provided by (used in) operating activities	413	531,131	79,456	(13,695)	412,426	17,403	1,027,134
Investing Activities:
Purchases of property, plant and equipment	–	(280)	(22,580)	–	(345,168)	18,010	(350,018)
Proceeds from sale of property, plant and equipment	–	15	705	–	9,832	–	10,552
Disbursement of loans to related parties	–	234,386	133	322,854	(324,332)	(233,041)	–
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	–	(135,952)	(2,287)	–	(245,514)	5,705	(378,048)
Proceeds from divestitures	–	–	–	–	8,494	–	8,494
Net cash provided by (used in) investing activities	–	98,169	(24,029)	322,854	(896,688)	(209,326)	(709,020)

Financing Activities:
Short-term borrowings, net	–	–	(55,604)	–	65,695	–	10,091
Long-term debt and capital lease obligations, net	–	(145,228)	–	(309,159)	85,542	233,041	(135,804)
Increase (decrease) of accounts receivable securitization program	–	–	–	–	281,000	–	281,000
Proceeds from exercise of stock options	–	82,267	–	–	10,825	–	93,092
Dividends paid	(495)	(231,967)	–	–	(8,613)	9,108	(231,967)
Capital increase (decrease)	–	–	–	–	5,705	(5,705)	–
Distributions to noncontrolling interest	–	–	–	–	(87,037)	–	(87,037)
Contributions from noncontrolling interest	–	–	–	–	19,205	–	19,205
Net cash provided by (used in) financing activities	(495)	(294,928)	(55,604)	(309,159)	372,322	236,444	(51,420)

Effect of exchange rate changes on cash and cash equivalents	–	(95,004)	(17)	–	98,775	35	3,789
Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(82)	239,368	(194)	–	(13,165)	44,556	270,483
Cash and cash equivalents at beginning of period	108	24	194	–	300,899	–	301,225
Cash and cash equivalents at end of period	$26	$239,392	$–	$–	$287,734	$44,556	$571,708

Quantitative and Qualitative Disclosures About Market Risk

During the period ended September 30, 2011, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2010. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2010.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the “Commission”) and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s general partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

Other Information

Legal Proceedings

The information in Note 12 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

10.1

Indenture (Euro-denominated) dated as of September 14, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the 6.50% Euro-denominated Senior Notes due 2018 of FMC Finance VIII S.A.

10.2

Indenture (Dollar-denominated) dated as of September 14, 2011 by and among Fresenius Medical Care US Finance II, Inc., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, related to the 6.50% Dollar-denominated Senior Notes due 2018 of Fresenius Medical Care US Finance II, Inc.

10.3

Indenture (Euro-denominated) dated as of October 17, 2011 by and among FMC Finance VIII S.A., the Registrant and the other Guarantors party thereto and U.S. Bank National Association, as Trustee, and Deutsche Bank Aktiengesellschaft, as Paying Agent, related to the Floating Rate Senior Notes due 2016 of FMC Finance VIII S.A.

10.4	Amendment No. 6 as dated September 21, 2011 to Bank Credit Agreement and Term Loan Credit Agreement.

10.5

Agreement and Plan of Merger by and among Bio-Medical Applications Management Company, Inc., PB Merger Sub, Inc., Liberty Dialysis Holdings, Inc., certain stockholders of Liberty Dialysis Holdings, Inc., LD Stockholder Representative, LLC, and Fresenius Medical Care Holdings, Inc. dated as of August 1, 2011.(1)(*)

31.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the nine-month period ended September 30, 2011 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of November 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

(1)  Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

(*)  Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 3, 2011

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its general partner

By:	/s/ DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board of the General Partner